Via Facsimile and U.S. Mail
Mail Stop 6010

June 1, 2007

Mr. Steve Dubin
Chief Executive Officer and Director
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, MD 21045

     Re: **Martek Biosciences Corporation**
             Form 10-K for Fiscal Year Ended October 31, 2006
             File No. 0-22354

Dear Mr. Dubin:

     We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Jim B. Rosenberg
               Senior Assistant Chief
               Accountant